NO ACT

PE
2-10-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005089

DIVISION OF
CORPORATION FINANCE

February 19, 2014

FEB 19 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-19-14

Rodd M. Schreiber
Skadden, Arps, Slate, Meagher & Flom LLP
rodd.schreiber@skadden.com

Re: CME Group Inc.

Dear Mr. Schreiber:

This is in regard to your letter dated February 10, 2014 concerning the shareholder proposal submitted by the Unitarian Universalist Association and Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund, the Calvert VP S&P 500 Index Portfolio and the Calvert Equity Income Fund for inclusion in CME Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that CME Group therefore withdraws its January 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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February 10, 2014

<u>VIA ELECTRONIC MAIL</u> (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the Unitarian Universalist Association and Calvert Investment Management, Inc. <u>Submitted to CME Group Inc.</u>

Ladies and Gentlemen:

I am writing on behalf of CME Group Inc., a Delaware corporation (the "<u>Company</u>"), regarding a request (the "<u>Request</u>"), dated January 21, 2014, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff (the "<u>Staff</u>") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal (the "<u>Proposal</u>") and supporting statement (the "<u>Supporting Statement</u>") co-sponsored by the Unitarian Universalist Association and Calvert Investment Management, Inc. (the "<u>Proponents</u>") may be properly omitted from the proxy materials (the "<u>Proxy Materials</u>") to be distributed by the Company in connection with its 2014 annual meeting of stockholders.

We are writing to inform you that, pursuant to a letter ("<u>Proponents' Withdrawal Letter</u>") dated February 3, 2014, the Proponents have informed the Company that they have withdrawn their request that the Proposal and Supporting Statement be included in the Proxy Materials. A copy of the Proponents' Withdrawal Letter is attached as <u>Exhibit A</u>. In reliance on the Proponents' Withdrawal Letter, we hereby withdraw the Request.

If we can be of further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Rodd M. Schreiber

Enclosure

cc: Kathleen M. Cronin, Esq., CME Group Inc.

Timothy Brennan, Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Ivy Wafford Duke, Esq., Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

EXHIBIT A

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

CME Group
Attn: Meg Wright
Executive Director, Associate General Counsel & Assistant Corporate Secretary
20 South Wacker Drive
Chicago, IL 60606

February 3, 2014

Dear Ms. Wright:

In consideration of CME Group joining the WFE ESG Working Group and its commitment to periodic follow-up to review progress of the working group, we respectfully withdraw our resolution from consideration at the upcoming annual meeting. The UUA is also authorized to, and does, withdraw on behalf of the co-filer, Calvert, as well.

Sincerely,

Timothy Brennan

Affirming the Worth and Dignity of All People

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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CHICAGO, ILLINOIS 60606-1720

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www.skadden.com

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MOSCOW
MUNICH
PARIS
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SHANGHAI
SINGAPORE
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TORONTO
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January 21, 2014

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: CME Group Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Stockholder Proposal Submitted by the
Unitarian Universalist Association and Calvert
Investment Management

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I am writing on behalf of CME Group Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") co-sponsored by the Unitarian Universalist Association and Calvert Investment Management, Inc. (the "Proponents") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Annual Meeting"). Unless the context otherwise requires, references to the Proposal also include the Supporting Statement.

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), we are emailing to the Staff this letter, which includes the Proposal and the Supporting Statement as submitted to the Company, including cover letters, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponents. The Company will promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that stockholder proponents are required to send companies a copy of any correspondence that a stockholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponents that if a Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

THE PROPOSAL

The text of the Proposal states:

RESOLVED: Shareholders request that our company prepare a report assessing the current global expectations by investors for ESG market disclosure, and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or its reasons for declining to make recommendations, if any) for encouraging ESG disclosure in the markets where CME Group Inc. does business. The report should be prepared at a reasonable cost, omitting proprietary information.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains false and misleading statements; and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff has taken the position that a stockholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or if "the company demonstrates objectively that a factual statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

A. The Proposal is Impermissibly Vague And Indefinite

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that fail to define key terms or are subject to materially differing interpretations because neither the stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. For example, in *Boeing Co. (recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal asking Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Staples, Inc.* (avail. Mar. 5, 2012) (concurring in the exclusion of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change-in-control," subject to "pro rata vesting," where such terms were not defined); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal that failed to define "grassroots lobbying communications"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" where the proposal did not define "incentives");

and *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite").

Consistent with the view taken by the Staff in comparable circumstances, the Company believes the Proposal's failure to define key terms or provide a context applicable to the Company's business renders the Proposal inherently vague and indefinite and therefore false and misleading. Because the Proposal does not (a) clearly identify who the Company should consult in preparing the requested report assessing "current global expectations" of "investors," (b) identify or describe what information or markets the requested report should include or be directed toward or (c) demonstrate any nexus to the Company's business in a way that would allow stockholders to make an informed voting decision, or allow the Company to determine what steps were necessary to implement the Proposal, there is a material risk that any action taken by the Company could be significantly different from the actions envisioned by stockholders voting on the proposal.

The Proposal asks the Company to prepare a report assessing "current global expectations by investors for ESG market disclosure." Yet, the Proposal does not define the key terms "current global expectations," "investors" or "ESG market disclosure." Similarly, the Proposal does not define the "markets" in which the Company is to encourage environmental, social and governance ("ESG") disclosure. The Proposal assumes that "investors" have something called, but not defined as, a "global expectation for ESG market disclosures" and assumes that these terms will be understood by investors, let alone stockholders who will be asked to support the preparation of the requested report. The Proposal also assumes, without explanation, that the report has some nexus to the Company's business.

The infirmities in the Proposal are further exacerbated by the nature of the Company's business. The Company is the world's leading and most diverse derivatives marketplace. The Company provides a marketplace for buyers and sellers, bringing together individuals, companies and institutions that need to manage risk or seek to profit by accepting risk. The Company operates four regulated exchanges, including the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and the Commodity Exchange (COMEX), that together offer a wide range of internally developed global benchmark products across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, energy, agricultural commodities, metals, weather and real estate (the "CME Products"). The CME Products are derivatives and options on derivatives contracts. The specifications for the contracts are governed by the particular exchange and regulated under the Commodities Exchange Act. The CME Products do not relate to the businesses of individual companies, but, rather, to risk associated with a particular product class. CME Clearing, a division of CME, is one of the world's leading central counterpart clearing providers , which provides clearing services to the products listed on the Company's U.S. exchanges. The principal regulator of the Company's U.S. exchanges is the Commodity Futures Trading Commission.

In the absence of a definition, one can deduce from the separate use of the term "shareholders" in the Proposal that the term "investors" is, at a minimum, intended to reference a group of individuals distinct from the Company's stockholders; however, the Proposal does not provide any further clarity on the intended subjects of the survey. The term "investors" is not a commonly used term in the derivatives industry, but is more commonly used to refer to those who invest for long- or short- term profit in equity or debt or equity or debt-like securities or instruments based on the underlying performance of the company that issues that security. As described earlier, the CME Products do not relate to the underlying businesses of individual companies. The Company's customers are located in over 100 countries and vary by product class and trading style and purpose. The vagueness of the reference to "investor" would apparently require the Company to identify and aggregate a worldwide group of investors with an uncertain relationship to the Company or its markets and design a survey to elicit their "current global expectations."

The Company notes that the Proposal bears some similarity to proposals that were submitted previously to securities exchanges, including NYSE Euronext ("NYSE") (avail. Feb. 12, 2013) and Nasdaq OMX ("Nasdaq") (Jan. 6, 2014). The Nasdaq proposal was submitted by one of the Proponents. The Proposal appears to be a modified version of these proposals with wording changes in an attempt to make the Proposal applicable to a derivatives exchange. In the NYSE/Nasdaq proposals, the proponents requested that the exchange conduct a survey to assess "current global expectations for issuer disclosure of ESG [sustainability] information....and report the Board's recommendations....for encouraging ESG [sustainability] disclosure in the markets where [the exchange] does business."[1] (emphasis added).

With regard to the businesses of NYSE and Nasdaq, the terms "current global expectations" for "issuer disclosure" of "ESG [sustainability] information" can at least be reconciled with the context. NYSE and Nasdaq, like other securities exchange operators, list the securities of issuers who must comply with applicable regulatory disclosure and securities law regimes and satisfy listing requirements

---

1 The NYSE proposal which is condensed above includes references to sustainability that are not included in the Nasdaq proposal or the Proposal.

established by the exchange (or required by law). As a consequence, a securities exchange could arguably survey analysts, issuers, stock exchanges, institutional investors, as well as the disclosure requirements of domestic and international securities law regimes and listing standards of other exchanges, and the disclosure of issuers that list securities on its exchange and on that basis the board could, in theory, make recommendations for encouraging ESG disclosure (if the meaning of ESG disclosure was actually determinable). In addition, the exchanges have the legal authority to impose disclosure obligations on issuers as a condition of listing. The formulation in the Proposal requiring the Company to assess "the current global expectations by investors for ESG market disclosure" does not, in the absence of definition or explanation, have ascertainable meaning in the derivatives context. The Supporting Statement references only securities exchanges and initiatives of institutional investors. Unlike securities exchanges, the CME exchanges list their own products, and do not list the products of issuers. The CME Products are not the products of, and do not relate to, individual companies, and accordingly, there are no applicable listing standards. The Company does not have any legal or other authority to compel or encourage disclosure by third parties. To the extent there are disclosure requirements in the derivatives marketplace, they relate to the specifications of the product offered and are mandated by the Commodities Exchange Act or included in the exchange rules.

The Proposal also does not define "ESG market disclosure," for the purpose of determining "current global expectations" or how ESG disclosure can be encouraged in the markets where CME does business. The Company notes that there appear to be numerous conflicting global initiatives focused on ESG information. Collectively, these initiatives focus on a very broad range of topics which include climate change, natural resource scarcity, hydrocarbon emissions, energy and other resource consumption issues, infrastructure, transportation, human rights, conflict minerals, diversity, discrimination, gender equality, data security and privacy, accounting standards, management structure, ethics, and executive compensation, as well as many others. Neither the Proposal nor the Supporting Statement describes what type of ESG information would be considered for disclosure, making it particularly difficult to identify "current global expectations." The Supporting Statement principally refers to listing standards and recommendations that are only applicable to securities exchanges. No explanation is provided as to how ESG market disclosure relates to the derivatives industry, given the nature of the Company's products and the fact that there are no applicable listing standards through which to compel or encourage disclosure.

In addition to issues caused by the lack of definition or applicable context of the terms discussed above, the Proposal does not clearly identify the "markets" towards which the requested report is directed. As discussed above, the Company operates a global business with a broad and geographically dispersed customer base and a diverse product set offered to different types of market participants who use their products for different purposes. As such, the term "market" could refer to or include product markets, the location of the Company's exchanges, type of customer or the geographic markets where its customers trade. Even if the reference to markets could be clarified, it is unclear whether a recommendation could or would be made given that no disclosure or listing regime is applicable to the Company's products.

We recognize that the Staff has previously considered the NYSE Proposal and declined to concur in the exclusion of the proposal from the company's proxy materials. *See NYSE.* We believe, however, that the proposal at issue in NYSE is distinguishable from the Proposal in several significant ways which are discussed above.

B. The Supporting Statement Contains False or Misleading Statements

In addition to being inherently vague and indefinite, the Proposal is also excludable under Rule 14a-8(i)(3), as a violation of Rule 14a-9, because the Supporting Statement contains false and misleading statements. *See, e.g., General Magic, Inc.* (avail. May 1, 2000). Specifically, the Supporting Statement states that "CME Group recommends that certain investment products follow ESG guidelines as a condition of listing, assisting listing analysts in product side-by-side comparison." This statement was not made by the Company and, on its face, is nonsensical. Investment products do not follow ESG guidelines, issuers do. Further, as described above, the Company does not prescribe ESG guidelines, and listing disclosure requirements are not standards applicable to its products. It would appear that the Proponents took a statement made by a securities exchange and wrongly attributed it to the Company. By inaccurately characterizing actions taken by the Company, the Supporting Statement misleads stockholders into believing that the Company has a practice of making recommendations that are related to ESG guidelines or that such recommendations are applicable to the Company's products or businesses.

The Supporting Statement also states that "some industry peers have already launched initiatives that train issuers on best practices in ESG reporting for investment products, or the product recommendations, rules or guidance on such disclosure." The Supporting Statement does not list a single derivatives exchange that has launched such an initiative. All later references are to initiatives by securities exchanges. The reference to "peers" is misleading. The so-called "peers" were not derivatives exchanges, but were securities exchanges. The initiatives were to train "issuers" which don't exist in the context of a derivatives business. By asserting that the Company's peers were undertaking these initiatives, stockholders could be misled into believing that ESG disclosure is an established practice in the derivatives industry or somehow had applicability to the derivatives industry, which is not true.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's "ordinary business operations." The Commission's release accompanying the 1998 amendments to Rule 14a-8 states that the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Both considerations are relevant to the Proposal.

A proposal that takes the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the company. *See Exchange Act Release No. 20091* (Aug. 16, 1983).

Accordingly, the Proposal can be excluded on the basis that to the extent that it relates to the Company at all, it relates to the Company's products and the manner in which it offers products and services to its customers.

A. The Proposal may be omitted because it relates to ordinary business matters

In determining the focus of the Proposal, both the Supporting Statement and the Proposal must be considered together. *See Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB No. 14C"). In SLB No. 14C, the Staff stated that, in determining the focus of a proposal for purposes of Rule 14a-8(i)(7), "we consider both the proposal and the supporting statement as a whole." We note that the focus of the Supporting Statement as it relates to the ESG disclosure is "investment products," and related disclosure (emphasis added):[2]

- "Without proper disclosure, analysts have difficulty comparing businesses or investment products. "
- "Without such disclosure, analysts cannot ascertain each investment product's ESG exposure in a manner that minimizes material risk and maximizes possible investment return."
- "Some industry peers have already launched initiatives that train issuers of investment products on best practices in ESG reporting for investment products."[3]

The Proposal requests that the Board prepare a report that includes, in part, its recommended steps "for encouraging ESG disclosure in the markets where CME Group Inc. does business." As described earlier, the Proposal appears to be an attempt by the Proponents to modify earlier proposals that have been made to securities exchanges, including the Proponents' proposal to Nasdaq. The Proposal attempts to equate securities sold by issuers with derivative products offered by a derivatives exchange for disclosure purposes. Derivatives are not by their nature securities. Derivatives are contracts created by exchanges like the CME and others with specifications designed to address the desire of market participants to hedge or take on risk. There is no issuer and there is no underlying business for which ESG market disclosure could relate. The only disclosure relevant in the derivatives market relates to the specifications of the product, the rules of the exchange and trading execution and clearing processes. The Company has no legal or other authority to compel or encourage disclosure by third parties to the marketplace.

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[2] We also note that the Supporting Statement also refers to numerous examples of listing standards adopted by securities exchanges. These references do not appear relevant as there are no comparable listing standards in the derivatives exchange industry.

[3] The Company notes that the reference to industry peers must relate to securities exchanges, as there are no "issuers" of derivative products.

Nevertheless, taking the Proposal and Supporting Statement at face value, it relates to the Company's products and related disclosures.

In this regard, we note that the process by which the Company establishes the disclosure requirements applicable to its products and markets should be considered (i) so fundamental to the management's ability to manage the Company on a day-to-day basis and could not be subject to direct shareholder oversight and (ii) a "matter[] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See 1998 Release*. The Company must evaluate a number of factors in making these judgments, including regulatory requirements and exchange rules and the applicability, utility and impact of disclosure on its markets. By contrast, the Company's stockholders, as a group, are not experienced in making decisions about products or other disclosure that may or may not apply to the Company's products and business.

Furthermore, the Staff has noted in numerous no-action responses that the manner in which a Company offers its products and services is an ordinary business matter for purposes of Rule 14a-8(i)(7). *See, e.g., Dominion Resources, Inc.* (avail. Feb. 22, 2011) ("Proposals concerning the sale of particular products and services are generally excludable."). As such, to the extent it seeks recommendations on how the Company will encourage ESG disclosure in its markets, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions on a fundamental aspect of its day-to-day operations – the management and operation of its markets and the products it offers. These are precisely the kinds of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exclusion in Rule 14a-8(i)(7).

B. The Subject Matter of The Proposal Does Not Raise A Significant Policy Issue Having A Sufficient Nexus To The Company.

The end purpose of the Proposal is for CME Group to encourage ESG disclosure in the markets in which it does business. Despite the reference to undefined ESG disclosure, the subject matter of the Proposal does not raise a significant policy issue while having a sufficient nexus to the Company such that the Proposal can avoid exclusion under Rule 14a-8(i)(7). In Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff explained that certain issues can, under certain circumstances, transcend ordinary business matters:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient

> nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

The Staff has found that, where the subject matter of a proposal has a sufficient nexus to a company and raises a significant policy issue, the proposal cannot be excluded under Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (avail. Mar. 28, 2011) (subject matter of a proposal requesting that the board of directors provide a report disclosing the business risks related to climate change focused on the significant policy issue of climate change and had a clear nexus to the company because it addressed business risks to the company as a result of climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2007) (proposal to adopt quantitative goals for reducing greenhouse gas emissions from the company's products and operations focused on the significant social policy issue of the reduction of greenhouse gas emissions and had a nexus to the company because proposal dealt with emissions from the company's operation's and products). *See also The PNC Financial Services Group, Inc.* (avail. Feb. 13, 2013) (proposal requesting that the board of directors report on the company's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing and financing activities focused on the significant social policy issue of climate change, and there was a nexus to the company because, as in Wal-Mart (2011), the proposal addressed climate change risks to the company and because of the nature of the company's lending criteria and its public statements about climate change).

The Staff has also found that a proposal can be excluded under Rule 14a-8(i)(7) where the subject matter of a proposal does not raise a significant policy issue, or where the subject matter raises a significant policy issue but does not have a sufficient nexus to the company. In particular, the Staff has found that a proposal can be excluded if it indirectly touches upon a significant policy issue but addresses ordinary business matters involving that issue. In Exxon Mobil Corp. (avail. Mar. 6, 2012), a proposal requested a report on the risks posed by the "environmental, social, and economic challenges associated with the oil sands." The company argued that the proposal "seeks a report that would include matters of ordinary business in addition to a significant policy issue—the environment" because it also "encompasses social and economic issues." The Staff concurred in the proposal's exclusion, noting that "the proposal addresses the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue." Similarly, in Dominion Resources, Inc. (avail. Feb. 3, 2011), a proposal requested that the company promote "stewardship of the environment" by initiating a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation. Even though the proposal touched upon environmental matters, the Staff concluded that the subject matter of the proposal actually related to "the products and services offered for sale by the company" and therefore determined that the proposal could be excluded under Rule 14a-8(i)(7).

In this case, the Proposal does not relate to a significant policy issue relating to the Company, directly or indirectly. As described above, the Proposal only refers to ESG disclosure and not the underlying issues or information it requests to be disclosed. The Proposal does not address the business risks faced by the Company associated with ESG disclosure or the manner in which its products or services involve ESG disclosure. The Proposal does not request that the Company provide a report on its own practices regarding ESG disclosure or how such disclosure would impact its products. Instead the report requested by the Proponent asks the Company to assess "current global expectations by investors for ESG market disclosure" and recommend steps to encourage disclosure in the markets where it does business, which simply is not applicable to a derivatives exchange. As discussed earlier, neither the Proposal nor the Supporting Statement addresses a significant policy issue applicable to the Company. Merely referring to ESG disclosure (as if that term had accepted meaning) without reference to the specific type of information that would be disclosed does not raise it to a significant policy matter. Even if it were determined to raise a significant policy, there is virtually no nexus to the Company. The Company offers and lists its own products, derivative contracts and options that have specifications designed to address the needs of market participants and that do not relate to individual companies. There are no issuers and no underlying businesses to which ESG disclosure (however defined) could relate. Unlike securities exchanges (which appear to be the genesis of the Proposal), the Company does not have listing standards and has no legal or other method through which to compel or encourage disclosure by third parties. As such, the Proposal should be excluded under Rule 14(a)-(8)(i)7. Even if it were assumed to have such a nexus, the Proposal should be excluded because ultimately it must relate to the Company's products and services.

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Rodd M. Schreiber

Rodd M. Schreiber

Enclosure

cc: Kathleen M. Cronin, Esq., CME Group Inc.

Timothy Brennan, Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Ivy Wafford Duke, Esq., Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

EXHIBIT A

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

By Fax 312-930-4556 and Priority Mail

December 9, 2013

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108.
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Ms. Kathleen M. Cronin
Corporate Secretary
CME Group, Inc.
20 South Wacker Drive.
Chicago, IL 60606

Dear Ms. Cronin:

The Unitarian Universalist Association ("UUA"), holder of 67 shares of CME Group, Inc., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that CME Group, Inc. prepare a report assessing the current global expectations by investors for ESG market disclosure, and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or its reasons for declining to make recommendations, if any) for encouraging ESG disclosure in the markets where CME Group, Inc. does business. The report should be prepared at a reasonable cost, omitting proprietary information.

This resolution is being filed by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $157 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting.

Verification that we are beneficial owners of CME Group, Inc. is enclosed. If you have questions or wish to discuss the proposal, please contact me at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,

Timothy Brennan

Enclosure: Shareholder resolution
Verification of ownership

WHEREAS,

Managing and reporting environmental, social and governance (ESG) business opportunities and risks assists companies to compete in a global business environment characterized by finite natural resources, changing legislation, and heightened material public ESG expectations, guidelines, and requirements. ESG reporting allows both companies and investment products to publicize and gain strategic value from existing sustainability efforts while identifying both emerging risks and potential opportunities. Without proper disclosure, analysts have difficulty comparing businesses or investment products. Without such disclosure, analysts cannot ascertain each investment product's ESG exposure in a manner that minimizes material risks and maximizes possible investment return.

To remain competitive, regulated exchanges, marketplaces, and clearing houses should be aware of current market trends that influence their ability to attract both listed companies and investment products such as equities, debt, futures, derivatives, indices, and commodities. Some industry peers have already launched initiatives that train issuers on best practices in ESG reporting for investment products, or that produce recommendations, rules or guidance on such disclosure.

Moreover, the London Stock Exchange requires listed companies on its main exchange (1,600 companies) to report total greenhouse gas (GHG) emissions. CME Group recommends that certain investment products follow ESG guidelines as a condition of listing, assisting analysts in product side-by-side comparison. The Hong Kong Exchanges and Clearing Limited recommends issuers disclose company performance on over a dozen sustainability criteria. The Johannesburg Stock Exchange asks issuers to complete, on a "comply or explain" basis, one integrated report that combines both financial and ESG information. IntercontinentalExchange, Inc.'s NYSE Euronext and NASDAQ OMX recently joined the Sustainable Stock Exchanges Initiative, where they have pledged to work with issuers to improve ESG performance and reporting.

In fact, in the past 24-months, over a half-dozen reports have been publically published assessing the ESG practices of certain regulated exchanges, marketplaces, and clearing houses. For example, a group comprised of over 100 institutional investors has collaborated to produce a proposal INCR Listing Standards Proposal: Sustainability Disclosure Listing Standards for Global Stock Exchanges for a listing standard for regulated exchanges on ESG reporting. Therefore we suggest it is valuable for CME Group Inc., and its Board of Directors, to better understand the disclosure trends and best practices in this field to stay abreast of current market expectations.

RESOLVED,
Shareholders request that our company prepare a report assessing the current global expectations by investors for ESG market disclosure, and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or its reasons for declining to make recommendations, if any) for encouraging ESG disclosure in the markets where CME Group Inc. does business. The report should be prepared at a reasonable cost, omitting proprietary information.

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/09/2013

To Whom It May Concern:

As of December 9th, 2013, State Street Bank held 67 shares of CME GROUP INC, CUSIP 12572Q105, Ticker CME, in account number OMB Memorandum M The shares have been held in custody for more than one year and are eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service Officer
State Street Corporation
Wealth Manager Services
816-871-3078

Calvert
INVESTMENTS

4550 Montgomery Avenue Bethesda MD 20814
301.951.4800 www.calvert.com

December 6, 2013

Kathleen M. Cronin
Senior Managing Director, General Counsel and Corporate Secretary
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606

Dear Ms. Cronin:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 5, 2013, Calvert had over $12.8 billion in assets under management.

The Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio, and Calvert Equity Income Fund ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that CME Group, Inc. prepare a report assessing the current global expectations by investors for ESG market disclosure, and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or its reasons for declining to make recommendations, if any) for encouraging ESG disclosure in the markets where CME Group Inc. does business. The report should be prepared at a reasonable cost, omitting proprietary information.

We understand that Susan Helbert of the Unitarian Universalist Associations of Congregations has submitted an identical proposal. Susan Helbert will be serving as primary contact on matters pertaining to this resolution. She can be reached at (617) 948-4306 (shelbert@uua.org). Calvert recognizes Unitarian Universalist Associations of Congregations as the lead filer and Calvert intends to act as a co-sponsor of the resolution. Susan Helbert has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Susan Helbert as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.

WHEREAS:

Managing and reporting environmental, social and governance (ESG) business opportunities and risks assists companies to compete in a global business environment characterized by finite natural resources, changing legislation, and heightened material public ESG expectations, guidelines, and requirements. ESG reporting allows both companies and investment products to publicize and gain strategic value from existing sustainability efforts while identifying both emerging risks and potential opportunities. Without proper disclosure, analysts have difficulty comparing businesses or investment products. Without such disclosure, analysts cannot ascertain each investment product's ESG exposure in a manner that minimizes material risks and maximizes possible investment return.

To remain competitive, regulated exchanges, marketplaces, and clearing houses should be aware of current market trends that influence their ability to attract both listed companies and investment products such as equities, debt, futures, derivatives, indices, and commodities. Some industry peers have already launched initiatives that train issuers on best practices in ESG reporting for investment products, or that produce recommendations, rules or guidance on such disclosure.

Moreover, the London Stock Exchange requires listed companies on its main exchange (1,600 companies) to report total greenhouse gas (GHG) emissions. CME Group recommends that certain investment products follow ESG guidelines as a condition of listing, assisting analysts in product side-by-side comparison. The Hong Kong Exchanges and Clearing Limited recommends issuers disclose company performance on over a dozen sustainability criteria. The Johannesburg Stock Exchange asks issuers to complete, on a "comply or explain" basis, one integrated report that combines both financial and ESG information. IntercontinentalExchange, Inc.'s NYSE Euronext and NASDAQ OMX recently joined the Sustainable Stock Exchanges Initiative, where they have pledged to work with issuers to improve ESG performance and reporting.

In fact, in the past 24-months, over a half-dozen reports have been publically published assessing the ESG practices of certain regulated exchanges, marketplaces, and clearing houses. For example, a group comprised of over 100 institutional investors has collaborated to produce a proposal INCR Listing Standards Proposal: Sustainability Disclosure Listing Standards for Global Stock Exchanges for a listing standard for regulated exchanges on ESG reporting. Therefore we suggest it is valuable for CME Group Inc., and its Board of Directors, to better understand the disclosure trends and best practices in this field to stay abreast of current market expectations.

RESOLVED:

Shareholders request that our company prepare a report assessing the current global expectations by investors for ESG market disclosure, and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or its reasons for declining to make recommendations, if any) for encouraging ESG disclosure in the markets where CME Group Inc. does business. The report should be prepared at a reasonable cost, omitting proprietary information.

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 05, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 04, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of CME GROUP, INC. (Cusip 12572Q105). Also the funds held the amount of shares indicated continuously since 11/26/2012.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/04/2013	Shares Held Since 11/26/2012
	CALVERT SOCIAL INDEX FUND	12572Q105	CME GROUP, INC.	7,546	6,192
	CALVERT VP S&P 500 INDEX PORTFOLIO	12572Q105	CME GROUP, INC.	6,651	6,533
	CALVERT EQUITY INCOME FUND	12572Q105	CME GROUP, INC.	5,600	1,300

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

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